4525 Ayers Street

Corpus Christi, TX 78415

(361) 884-2463

www.susser.com

December 15, 2009

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Susser Holdings Corporation, and co-registrants
Registration Statement on Form S-3
Filed November 3, 2009
File No. 333-162851 to -02
Form 10-K for Year Ended December 28, 2008
Filed March 13, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 17, 2009
Form 10-Q for the Period Ended September 27, 2009
Filed November 6, 2009
File No. 1-33084

Dear Mr. Owings:

We are in receipt of your letter dated December 2, 2009, containing comments on the above referenced filings. We will address each comment individually in the following paragraphs. For your convenience, we have reproduced the full text of each of the Staff’s comments above our responses below.

Form S-3

1.	We note that you have 19 subsidiary guarantor registrants, as disclosed in the table on the front cover of your registration statement. However, it does not appear that you have included these guarantor registrants as co-registrants to the filing and provided them with EDGAR file numbers in conjunction with this registration statement. In this regard, we note that you have included your co-issuers, Susser Finance Corporation and Susser Holdings, L.L.C., as co-registrants and proved them with EDGAR file numbers in conjunction with this registration statement, file numbers 333-162851-01 and 333-162851-02, respectively. Please revise or advise.

Response

Our amended registration statement on Form S-3/A is being filed concurrently with this response under the Edgar file numbers for all issuer/co-issuer registrants and all previously omitted guarantor co-registrants.

Susser Holdings Corporation

December 15, 2009

Forward-Looking Statements, page 2

2.	We note your reference to the Private Securities Litigation Reform Act of 1995 in this section regarding the safe harbor protections for forward-looking statements. However, reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in connection with an offering by, or relating to the operations of, a partnership, a limited liability company, or a direct participation investment program. See Section 27A(b)(2)(E) of the Securities Act of 1933. Therefore, it appears that the Private Securities Litigation Reform Act of 1995 does not apply to some of your co-registrants. Please revise your statement on page two, and throughout your document, to make clear that, each time you refer to this Act, the safe harbor does not apply to your co-registrants that are partnerships, a limited liability companies, or a direct participation investment programs. Alternatively, please delete your reference to the Private Securities Litigation Reform Act in this document.

Response

We have revised our disclosure to delete references to the Private Securities Litigation Reform Act.

Signatures – Quick Stuff of Texas, Inc., page II-15

3.	We note that Rocky B. Dewbre signed Quick Stuff of Texas, Inc.’s registration statement in his capacity as that company’s “Executive Vice President.” However, it is unclear whether Mr. Dewbre is, in fact, that company’s principal executive officer or performing a similar function. This registration must be signed by each company’s principal executive officer, principal financial officer, principal accounting officer or controller, and a majority of directors, or persons performing similar functions. See the Instructions for Signatures section of Form S-3. Please revise to indicate, if true, that Mr. Dewbre is Quick Stuff of Texas, Inc.’s principal executive officer or performing a similar function. If not true, please have that company’s principal executive officer or a person performing a similar function sign that registration statement.

Response

We note that the signature page for Quick Stuff of Texas Inc. was executed by E.V. Bonner, Jr. in his capacity as sole director and President, Secretary and Treasurer. Mr. Bonner is that company’s principal executive officer, and we have revised this signature page such that his signature on behalf of that company appears first, to avoid any potential confusion.

Form 10-K for the Year Ended December 28, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and … page 30

4.

We note that in your Overview and your Market and Industry Trends subsections you discuss certain factors that you believe will affect your results of operations and financial condition. In future filings, please expand these subsections to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably

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December 15, 2009

likely to have a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350. As examples only, and not an exhaustive list of the revisions you should make in future filings, please address the following:

•

Please explain the basis for your belief in the second paragraph of your Overview subsection on page 31 that your “combined retail/wholesale business model, scale, market share, and foodservice and merchandising offerings, combined with [y]our highly productive new store model and selective acquisition opportunities, position [you] for ongoing growth in sales and profitability.”

•

In this regard, we note also the disclosure in the last paragraph on page 42 that you plan to finance most of your new store spending with lease financing and expect net capital spending of approximately $40 to $60 million in 2009 to be financed with cash from operations, cash balances, and borrowing. Please discuss your acquisition opportunities, new store spending, and capital spending plans or programs going forward and how you believe these opportunities will impact your financial operations and position in future periods.

•

In the first paragraph of your Competition subsection on page eight, you state that over the past 13 years, several non-traditional retailers, such as supermarkets, club stores, and hypermarkets, have impacted the convenience store industry, particularly in the geographic areas in which you operate, by entering the motor fuel retail business. Also, you state that these non-traditional motor fuel retailers have captured a significant share of the retail motor fuel market, and you expect their market share will continue to grow. Please discuss this trend further in your Management’s Discussion and Analysis of Financial Condition and Results of Operations section and address how it has impacted you already and will impact you in the future and how you plan to address this trend going forward.

•

In the first paragraph of your Market and Industry Trends subsection on page 32, you state that energy prices began a downward trend towards the end of 2008 causing your motor fuel volumes to increase and credit card fees and utility costs to decrease during the fourth quarter of 2008. Also, in the third-to-last paragraph on page 21 in your quarterly report on Form 10-Q for the period ended September 27, 2009, you state that energy prices in mid-2008 reached record highs and that the cost of crude oil fell below $40 per barrel in the first quarter of 2009, was on an upward trend in the first half of 2009, and was more stable during the third quarter of 2009. Please discuss whether you believe this recent volatility in energy prices, including the cost of crude oil, will continue in future periods, the impact that energy price stability or volatility will have on your financial position and operations in those periods, and how you plan to deal with energy price stability or volatility going forward.

•

In the third paragraph of your Market and Industry Trends subsection on page 32, you discuss certain significant trends in the retail convenience store industry, including a decline in the number of cigarettes sold, the expansion of foodservice categories as an increased percentage of merchandise, and the increased motor fuel competition from hypermarkets. Please discuss how these trends have impacted you and how you believe that your larger format stores, more efficient motor fueling facilities, and your Laredo

Susser Holdings Corporation

December 15, 2009

Taco Company and Country Cookin’ offerings position you strongly to competitively address these industry trends. Please discuss basis for the belief.

Response

As requested, in future filings, we will expand our discussion around known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have a material impact on our financial condition, operating performance, revenues, or income, or result in our liquidity decreasing or increasing in any material way. Specific to the examples included above, we would plan the following modified disclosure.

•

We believe our combined retail/wholesale business model makes it possible for us to pursue strategic acquisition opportunities and operate acquired properties under either format, and provide an optimized return on investment. Our market share and scale allows the integration of new or acquired stores while minimizing overhead costs. In addition, we believe our foodservice and merchandising offerings distinguish us from our competition, thus providing the opportunity for increased traffic in our stores.

•

Our capital spending program is focused on expenditures for new store development, store improvements, revenue enhancing projects, store maintenance projects of a normal and recurring nature, and information systems. Capital expenditure plans are evaluated based on return on investment and estimated incremental cash flow. In addition to the annually recurring capital expenditures, potential acquisition opportunities are evaluated based on their anticipated return on invested capital, accretive impact to operating results, and strategic fit. Although we continue to be able to access sale-leaseback financing, we continually assess our capital spending needs and reevaluate our requirements based on current and expected results. In the event of a decrease in operating results or an inability to access sale leaseback financing, we could reduce capital spending without significant short-term detrimental impact to our existing business.

•

We have employed several strategic tactics to counteract the impact of competition from these non-traditional retailers over the last 10 years including 1) focusing our new store development on larger format stores, which helps drive additional volume, 2) concentrating on additional immediately consumable products such as foodservice and cold beverages, and 3) emphasizing the convenience aspect of our stores which cannot be filled by the hypermarkets and supermarkets. We plan to continue to focus on strategies to differentiate our offerings from other convenience stores as well as other retail formats, which historically have generated positive results for us.

•

Although we are unable to anticipate future trends in energy prices, in general, greater volatility in energy prices provide opportunities to enhance fuel margins. Despite future movements in energy prices, we believe our growth in scale, geographic diversification, combined retail/wholesale format and larger format retail stores offering more fueling stations provide us the ability to minimize the negative impacts of fuel price movements.

•

Our larger format stores with expanded parking facilities allow us to handle more customers during peak times and to provide more product variety and enhanced offerings such as foodservice, thereby increasing store traffic. In addition, these additional offerings result in a lower overall percentage of our sales and gross profit resulting from cigarettes than the industry average, thereby reducing our dependence on cigarette sales to drive operating results. Finally larger and more efficient fueling facilities provide

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December 15, 2009

more fueling positions to increase customer traffic during peak drive times and during periods of intense price competition in the store’s neighborhood.

Application of Critical Accounting Policies, page 46

Business Combinations and Intangible Assets Including Goodwill, page 46

5.	We read your statement, “[a]t our annual measurement date, the estimated fair values for our Retail and Wholesale reporting units exceeded the recorded net book values (including goodwill) of the reporting units. However, a lower fair value estimate in the future for any of these reporting units could result in an impairment.” In future filings, please expand your disclosure to provide additional qualitative and quantitative factors that convey to investors the current and ongoing risks related to the recoverability of goodwill as well as the risks that additional charges may need to be recorded in future periods. See Item 303 of Regulation S-K and Section V of our Interpretive Release No. 33-8350. In this regard, please tell us and revise your future disclosure to address the following for each reporting unit:

•	Percentage by which fair value of the reporting unit exceeded carrying value as of the date of the most recent test;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•

Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible, for example: the valuation model assumes recovery from a business downturn within a defined period of time; and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response

As requested, in future filings, we will expand our disclosure around the different qualitative and quantitative factors that could impact the current and ongoing risks related to the recoverability of goodwill. We anticipate the additional disclosure will be substantially as follows:

“As mentioned above, the impairment analysis performed in the fourth quarter of fiscal year 2009 indicated                 -. The Retail operating segment                 - the goodwill impairment test with a fair value that -                 its carrying value by approximately             %. The Wholesale operating segment                 - the goodwill impairment test with a fair value that                  its carrying value by approximately             %.

We used a combination of methods, including market price multiples and discounted cash flow analysis. The value ascertained using these methods is combined with the market value of our stock, using a weighted average. The computations require management to make significant estimates and assumptions. Critical estimates and assumptions that are used as part of these evaluations include, among other things, selection of comparable publicly traded companies; the discount rate applied to future earnings reflecting a weighted average cost of capital rate; and

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December 15, 2009

earnings growth assumptions. A discounted cash flow analysis requires us to make various judgmental assumptions about sales, operating margins, and growth. Assumptions about sales, operating margins and growth rates are based on our budgets, business plans, economic projections, and anticipated future cash flows. However, actual performance in the near and longer-term could be materially different from these expectations. This could be caused by events such as strategic decisions made in response to economic and competitive conditions and the impact of the economic environment on our customer base. In addition, some of the inherent estimates and assumptions used in determining fair value of the reporting units are outside the control of management, including interest rates, cost of capital, tax rates, and our credit ratings. While we believe we have made reasonable estimates and assumptions to calculate the fair value of the reporting units and other intangible assets, it is possible a material change could occur. If our future actual results are not consistent with our estimates and assumptions used to calculate fair value, we may be required to perform the second step which could result in impairments of our goodwill.

We applied a reasonable control premium in determining the significance of the difference in our market capitalization and fair value of our reporting units determined under the discounted cash flow analysis and the market price multiples analysis. Control premiums may effectively cause a company’s aggregate fair value to exceed its current market capitalization due to the ability of a controlling shareholder to benefit from synergies and other intangible assets that arise from such control. We believe that the excess of our book value over our market capitalization was not greater than a reasonable control premium in fiscal year 2009.”

6.	Please provide to us a summary of your Step 1 results from your most recent annual goodwill impairment test and include a comparison of the fair value of your reporting units to your market capitalization, and further explain the underlying reasons for the difference.

Response

We are currently in the process of completing our annual test of goodwill impairment, but will not have finalized results until January 2010. In 2008, we allocated our market capitalization between segments and used this measure as the sole measure of fair value of our reporting units due to the fact our market capitalization exceeded carrying value. Consequently, in 2008, fair value and market value were equal. Our analysis indicated that in 2008 we had excess fair value over carrying value of 15% for the Retail segment and 42% for the Wholesale segment. As part of our 2009 valuation, we will be exploring other measures of fair value such as market peer comparatives and discounted cash flows.

Item 9A. Controls and Procedures, page 51

7.	You state that your disclosure controls and procedures were effective, and you state that your disclosure controls and procedures were designed to be effective at a reasonable assurance level. Therefore, if true, please confirm for us, and disclose in future filings, that your disclosure controls and procedures were effective at the reasonable assurance level for which they were designed.

Response

We do confirm that with regard to our Form 10-K for the Year Ended December 28, 2008, our disclosure controls and procedures were effective at a reasonable level for which they were

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December 15, 2009

designed. In addition we will modify, as appropriate, the language in our future filings as follows:

As required by paragraph (b) of Rule 13a-15 under the Exchange Act, our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on such evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded, as of the end of the period covered by this report, that our disclosure controls and procedures were effective in that they provide a reasonable assurance that the information required to be disclosed by the company in the reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Signature, page 60

8.	Please note that the report must be signed by your principal accounting officer, and any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. See paragraph 2(b) of General Instruction D to Form 10-K. Please confirm for us whether your chief financial officer, Mary E. Sullivan, also served as your principal accounting officer at the time you filed this annual report. In this regard, we note that Ms. Sullivan signed your registration statement on Form S-3 in her capacities as both your principal financial officer and principal accounting officer. If Ms. Sullivan did serve as your principal accounting officer at the time you filed your annual report, please confirm that, in future filings, you will indicate each capacity in which any individual signs the report. If not, please file an amendment containing the signature of your principal accounting officer at the time you filed your annual report.

Response

We do confirm that Mary E. Sullivan also serves in the capacity of principal accounting officer. In future filings we indicate each capacity in which an individual signs our annual report.

Exhibit 10-32

9.	We note that you have incorporated by reference into your annual report, as Exhibit 10.32 to the annual report, the Credit Agreement dated November 13, 2007 that you filed as Exhibit 10.1 to your current report on Form 8-K on November 19, 2007. First, in future filings, please include the correct date of this agreement. Also, in the Table of Contents to that Credit Agreement, it appears that the agreement contains certain schedules and exhibits that you did not file with the Credit Agreement or elsewhere. Please file an amended current report on Form 8-K that includes the schedules and exhibits to the Credit Agreement or tell us why it is not appropriate for you to do so.

Response

We will file an amendment to our Form 8-K, re-filing the Credit Agreement with the omitted schedules and exhibits, concurrently with our filing of this response letter and will correct our references to the date of that agreement in future filings.

Susser Holdings Corporation

December 15, 2009

Exhibit 21.1

10.	The list of your subsidiaries in this exhibit does not include all the subsidiaries listed in the Table of Subsidiary Guarantor Registrants in your registration statement on Form S-3. Please tell us why you did not include all the subsidiaries listed in your registration statement’s table in your annual report’s Exhibit 21.1. In this regard, if you had subsidiaries at the time you filed your annual report on Form 10-K that should have been included in Exhibit 21.1, but which you failed to include in that exhibit, please confirm for us that, in future filings, you will include all the required subsidiaries as a list in an exhibit to those future filings, as applicable.

Response

The names of the guarantor co-registrants not listed on Exhibit 21.1 to our annual report were omitted in reliance on S-K Item 601(b)(21)(ii) based on our conclusion that the omitted subsidiaries, considered in the aggregate, would not constitute a ‘significant subsidiary’ as of the end of the 2008 fiscal year. We have formed one new subsidiary since that time, Quick Stuff of Texas, Inc., which has no independent operations and whose addition would not impact any significance test.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 12

11.	We note your discussion under the heading, “Relative Size of Major Compensation Elements,” in which you state that you seek to achieve an appropriate balance between immediate cash compensation and long-term incentives designed to retain key personnel and align their interests with long-term shareholders, and you state that incentive compensation typically corresponds to an executive’s responsibilities, with the level of incentive compensation constituting a greater percentage of total compensation for more senior executives. Also, we note your discussion under the heading, “Determination of Executive Compensation Level,” in which you state that compensation decisions are based on external, objective criteria and on each executive’s individual attributes, performance objectives, responsibilities, and contributions. In addition to these disclosures, in future filings, please provide greater detail about how you determine the amount of each compensation element to pay and your policies for allocating between long-term and currently paid out compensation. For example, please discuss the manner in which your compensation program and policies balance short and long-term performance. See Item 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K. Further, in this regard, please discuss any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors material information to understand your compensation policies and decisions regarding the named executive officers.

Response

Our compensation committee does not employ any formal policy or practice in allocating between long-term (incentive) and currently paid out compensation. Rather, the committee periodically considers any number of factors, including the executive management team’s level of carried equity interest in the company, market practices and the overall competitive landscape in the convenience store industry, the restaurant industry, the retail industry, and the downstream

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December 15, 2009

petroleum industry, and makes a discretionary determination on whether additional equity grants are necessary or desirable to promote retention and alignment with shareholder interests. Given the discretionary nature of the committee’s practice in this regard, we believe attempting to expand this disclosure as suggested could be potentially misleading to investors. However, in the future, should the committee employ a more formulaic or policy-driven approach to allocation between these components, or rely on any other factors—including those examples enumerated in Reg. S-K 402(b)(2)—we will revise our disclosure accordingly.

Individual Performance Contributions, page 14

12.	You state that the subjective criteria you disclose are used to supplement objective financial performance metrics for purposes of assisting you in considering increases in annual base salary above the level specified in an executive’s employment agreement and increases or decreases in an executive’s annual performance bonus above or below the level called for by reference to achievement of specific financial targets. Therefore, it is unclear whether annual base salaries and annual performance bonuses are established or changed by obtaining certain objective financial results or whether each executive’s salary determination is completely subjective. If certain financial results are quantified to establish or change base salaries and annual performance bonuses, in future filings, please specify these results. See Item 402(b)(2)(v) of Regulation S-K. If financial results are not quantified, please state.

Response

Our compensation committee considers company financial performance in adjusting base compensation and bonus percentages, and the committee may, in its discretion, assess such performance across any number of company-wide or segment specific internal metrics in any given year. However, the committee employs a purely discretionary approach to setting base salary and target bonus percentage and does not limit itself to considering a pre-determined set of subjective criteria or objective metrics in making such determinations or quantify performance expectations in making annual salary and bonus target adjustment determinations. Actual bonus payouts are primarily determined using more objective financial performance criteria, as discussed in greater detail in response 15, below. In future filings, we propose to clarify this approach by modifying the referenced disclosure to state that:

“These subjective evaluative criteria are used to supplement the compensation committee’s assessment of our overall financial performance, and each individual’s contribution to such financial performance, for purposes of assisting the compensation committee in considering increases in annual base salary or target bonus percentage above the level specified in an individual’s employment agreement. These criteria may also be used at the compensation committee’s discretion to adjust an individual’s annual performance bonus above or below the level called for by reference to achievement of specific financial targets.”

13.	Further, regardless of whether or not certain financial results are quantified, please clarify the manner in which you use the metrics you discuss throughout this section, including leadership, customer/frontline employee experience, financial performance/acumen, ethics/integrity, and other, in determining the amount of compensation in each of your named executive officers’ compensation components.

Susser Holdings Corporation

December 15, 2009

Response

Our compensation committee considers each executive’s personal attributes as well as objective (tangible) measures of company financial performance, but does so, in either case, on a purely discretionary, non-formulaic basis. Our compensation committee considers each executive’s performance reviews and, in the case of our non-CEO executives, the recommendations of our CEO in an entirely subjective manner for purposes of obtaining a more complete picture of their overall value to the company, and may make adjustments to base compensation and target bonus percentages accordingly.

Comparative Compensation Analysis, page 14

14.	You state that you conducted a comparative study of compensation practices at other companies for purposes of benchmarking your 2008 compensation decisions. In future filings, please discuss what information you consider in this data and identify the components of the benchmarks you use in compensation decisions pursuant to Item 402(b)(2)(xiv) of Regulation S-K. For example, please discuss whether you benchmark the components of base pay, annual bonuses, long-term incentive awards, and total compensation of each officer’s position against one or more appropriate job matches from the study, based on primary job responsibilities and scope of the position, which is typically based on revenue or asset size, and in some circumstances, on number of employees.

Response

In general, the committee believes that executives’ base salaries, long-term incentive compensation and total compensation should be commensurate with the comparison group after considering the differences across the group discussed on page 14 of our proxy. Moreover, certain factors may lead the committee to conclude that certain companies within the peer group may, in any given year, be more or less comparable than the group—taken as whole—due to year-to-year performance, recent changes in top management, recent changes in capitalization or any number of other factors that may cause compensation decisions to be less, or more, comparable than in other years. Also, while the committee generally endeavors to find companies that are reasonably close to ours from an operational standpoint, executive titles, roles, ownership interests and responsibilities among the named executive officers at these ‘peer’ companies may, and often do, vary—making some of them more, or less, comparable to the named executive officers serving in similar roles within our company. Consequently, the committee utilizes this study primarily to help understand market compensation practices within these industries generally and may approve compensation of individual executives above or below its perception of ‘market’ levels gleaned from this study based upon the executive’s performance, position and experience, evaluation of total compensation, as well as external factors affecting our business and market generally. In setting compensation levels for our executive officers, the committee considers a number of factors other than the comparative study, including the recommendations of our Chief Executive Officer, internal pay fairness, each executive’s scope of responsibility, business knowledge and significance to our corporate objectives among other factors, and uses the market data simply as a general reference point. However, in future filings we will provide greater detail on the way in which the comparative analysis is used by the committee in the 2010 and future compensation decision process, in accordance with the points outlined in concept above.

Susser Holdings Corporation

December 15, 2009

Annual Bonuses, page 16

15.	We note that you consider the objective performance criteria established as part of the management bonus program to be important components in making award determination, however, bonus determinations are nonetheless entirely discretionary in nature. Even so, it does not appear that you have, in fact, provided a quantitative discussion of the terms of the targets to be achieved. In future filings, please disclose these terms. Alternatively, in future filings, if you believe that disclosure of that information would result in competitive harm, such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please discuss the basis for this belief. Also, if disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it would be for the executive or how likely it would be for the registrant to achieve the target levels or other factors.

Response

The compensation committee historically utilizes earnings before interest, taxes, depreciation, amortization and rent expense (EBITDAR) on a company-wide and/or segment specific basis to target annual bonus amounts to our named executive officers. As noted on page 17 of our 2009 proxy statement, the committee endeavors to set targets that are “achievable while also aspirational.” In order to provide greater context to the difficulty of achieving these targets, we would propose to modify our disclosure in future filings to disclose our historic achievement of these targets substantially as follows:

“The Company achieved or exceeded the targeted consolidated EBITDAR in _ out of the last 5 fiscal years, and the Company’s targeted retail segment EBITDAR and wholesale segment EBITDAR in _ and _ out of the past five fiscal years, respectively.”

However, for the reasons discussed below, we believe that disclosure of the actual EBITDAR targets set by the compensation committee (i) would not be material to investors and (ii) would cause us competitive harm under the standards established under Exemption 4 of the Freedom of Information Act, and therefore can be omitted pursuant to Instruction 4 to Item 402(c) of Regulation S-K.

Materiality of the EBITDAR Targets

We do not believe that the disclosure of the EBITDAR targets is material to a full understanding of our compensation philosophy and objectives. The disclosure in our 2009 proxy statement provides stockholders with the major substantive provisions of our management bonus program, including the objective and subjective factors, the target bonus levels for each of the named executive officers and the actual payouts to each of the named executive officers in prior years. The disclosure also includes a comparative table which sets out the correlation of how EBITDAR results will affect the target bonus dollars available for each executive, subject to the compensation committee’s sole discretion to decide the final bonus awards. We provide information in the 2009 proxy statement as to how it performed relative to the 2008 target – it reported that we achieved EBITDAR slightly in excess of internal targets. Moreover, the EBITDAR targets themselves are forward-looking and subject to significant assumptions and uncertainties and, as more fully discussed below, we are concerned that these targets could be misconstrued or confused as earnings guidance. For the foregoing reasons, we do not believe an investor’s understanding would be appreciably improved by disclosing the specific target level. This is particularly true since, as disclosed in the Compensation Discussion and Analysis subsection of our 2009 proxy statement, the compensation committee retains the absolute discretion to determine actual bonus payments, irrespective of whether EBITDAR targets are met

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or exceeded, and the EBITDAR targets are looked at generally by the committee, however the committee does not take a formulaic approach to bonus decisions.

Interpretation of Exemption 4

Under the provisions of 5 U.S.C. § 552(a), federal agencies are obligated to make certain records available to the public. However, 5 U.S.C. § 552(b)(4) (“Exemption 4”) provides an exemption to this rule for “trade secrets and commercial or financial information obtained from a person [that is] privileged or confidential.” The Commission has adopted rules relating to this statutory exemption, and these rules are set forth at 17C.F.R. § 200.80(b)(4). Although the statute does not define the term “confidential,” several courts have interpreted this term. One of the principal cases is Gulf and Western Industries, Inc. v. United States, 615 F.2d 527 (D.C. Cir. 1979), in which the District of Columbia Circuit Court of Appeals held that in order for information to be considered “confidential” within the meaning of Exemption 4, the information must be (1) commercial or financial,(2) obtained from a person outside the government, and (3) privileged or confidential. The Court cited the other leading case interpreting Exemption 4, National Parks and Conservation Ass’n v. Morton, for the proposition that “information is privileged or confidential if it is not the type usually released to the public and is of the type that, if released to the public, would cause substantial harm to the competitive position of the person from whom the information was obtained.” Gulf and Western Industries, 615 F.2d at 530 (citing National Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974)). The Court cited National Parks and Conservation Ass’n v. Kleppe, to illustrate the following point:” In order to show the likelihood of substantial competitive harm, it is not necessary to show actual competitive harm. Actual competition and the likelihood of substantial competitive injury is all that need be shown.” Gulf and Western Industries, 615 F.2d at 530 (quoting National Parks and Conservation Ass’n v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976)). The District of Columbia Circuit Court of Appeals subsequently limited the application of this two-part test to information required to be furnished to the government, and held that information furnished to the government on a voluntary basis should be accorded confidentiality if it is of a kind that the provider would not customarily release to the public. Critical Mass Energy Project v. Nuclear Regulatory Commission, 975 F.2d 871 (D.C. Cir. 1992).

Competitive Harm from Disclosure of the EBITDAR Targets

For the reasons discussed below, we believe that the disclosure of the EBITDAR targets would result in substantial competitive harm to our competitive position. We operate in an extremely competitive and price sensitive industry and geographic area. It is common practice in the industry to review and analyze competitors’ publicly available financial information in order to formulate and refine competitive strategies—particularly as they relate to fuel and merchandise pricing. We regularly scrutinize our competitors’ publicly available information to discern their strengths, weaknesses, expectations and strategies. As a result, we are highly confident that our competitors perform similar analysis of our public reports, which generally provide a much greater level of relevant operational detail than those of our publicly traded competitors in our markets, who are primarily petroleum companies whose retail and wholesale operations may only form a small percentage of overall operations.

Disclosure of any EBITDAR targets, in combination with the financial statements and other performance measures contained in our periodic reports, would significantly improve the ability of our competitors to make informed judgments about our revenue, sales and margin objectives for subsequent periods. Comparison of EBITDAR targets with actual results over a series of years, moreover, would disclose trends in our achievement of our confidential financial objectives and competitors would be able to discern where we would need to make adjustments to reach those objectives. These insights could enable our competitors to take specific actions with

Susser Holdings Corporation

December 15, 2009

respect to fuel and merchandise pricing and discounts to interfere with and undermine our competitive strategies and/or internal goals. This is particularly true with respect to retail segment and wholesale segment specific EBITDAR targets, both of which are the basis of part of the objective performance criteria for certain of our executives. The business segment EBITDAR targets are particularly vulnerable to competitors in our industry who can use the data to more reliably predict our pricing strategies and the extent to which we have continuing financial flexibility to pursue specific future actions. Moreover, disclosure of our EBDITAR targets will also inform our competitors of the status of our efforts in achieving these particular targets, and where we are likely to make adjustments, including whether we are positioned to increase or decrease margins in the future to achieve these EBIDTAR targets. Because many of our competitors are not public, we would not have the ability to engage in comparable analyses of such competitors’ financial targets and achievements and the competitive harm resulting from our disclosure of these targets would be even more pronounced as a result of this informational inequality.

Moreover, we and other companies in our industry compete intensely for a limited pool of executive talent, and disclosure of the EBITDAR targets would result in competitive harm to us by disclosing to our competitors details of our executive compensation structure that could allow those competitors to more effectively target our executives for recruitment by designing, or timing, employment offers that focus on our reported financial results relative to EBITDAR targets.

Risk of Confusion to Investors and Analysts.

Our policy is to base targets on aspirational performance forecasts and these targets involve a number of subjective assumptions with respect to variables both within and without our control. These targets are deliberately set at aggressive levels in order to motivate executives to achieve superior financial and operational performance. Accordingly, disclosure of EBITDAR targets could cause confusion and potentially mislead investors and analysts without further explanation or support from us. Such targets are forward-looking statements which could cause be harmful to investors if they do not fully understand the underlying assumptions and uncertainties of such goals. Additionally, communications with investors take into account current market and company-specific conditions that may not have been contemplated at the time targets were established creating the potential for further confusion for the investor.

As noted above, we have previously disclosed our subjective view as to the relative difficulty of achieving the EBITDAR target by noting that they are “achievable while also aspirational insofar as they are indicative of strong company-wide, or as the case may be, segment specific performance.” We believe our existing disclosure—together with our proposed additional disclosure regarding prior achievement of those targets—is sufficient to inform our investors’ understanding of the difficulty of achieving these targets and our overall compensation practices an philosophies without subjecting us, and our shareholders, to the risks attendant to the disclosure of target amounts to our competitors or creating confusion among our investors.

Long Term Incentive Awards, page 17

16.

In future filings, please disclose the reasons that you decided to award 5,000 shares of restricted stock to Sam L. Susser in addition to a cash bonus for his 2007 performance and award him 7,500 shares of restricted stock in addition to his cash bonus for his 2008 performance. Also, please disclose the reasons you awarded 4,000 shares of restricted stock

Susser Holdings Corporation

December 15, 2009

to your other executive officers for their 2008 performances and why these amounts were less than the amount awarded to Mr. Susser.

Response

Since 2004, Mr. Susser has recommended to the compensation committee that when and if, in their discretion, changes to his base level of compensation would ordinarily be warranted, the committee forego any increase to his base salary and instead consider making equity grants—as discussed on p. 16 of our 2009 proxy statement. The awards referenced were made in accordance with this practice, based on our overall financial performance in 2007 and 2008, the successful acquisition of TCFS, Inc. and the recruitment and development of highly qualified staff warranted additional compensation. Additionally, the compensation committee awarded restricted stock grants to all executive officers in recognition of our financial performance in 2008, the integration of the Town & Country stores, and in consideration of the intrinsic value of previously-awarded stock options. In future filings, we will supplement our disclosure to indicate that these awards were made primarily on the basis of these performance considerations.

Certain Relationships and Related Party Transactions, page 35

Employment of Jerry Susser, page 35

17.	In future filings, please disclose whether the compensation and bonus amounts you awarded to Jerry Susser in return for the services he provided you were comparable to amounts you would have awarded an unaffiliated third party.

Response

As requested, in future filings, we will modify our disclosure as follows:

“The compensation and bonus amounts paid to Jerry Susser in return for the services he provides (and has provided) are no more favorable than those we would expect to pay an unaffiliated party after arm’s length negotiations.”

Policy Regarding Transactions with Affiliates, page 36

18.	You state that your audit committee reviews and pre-approves all related party transactions in accordance with the provision of your written audit committee charter. In future filings, please state whether you have adopted written policies and procedures regarding the evaluation and approval of transactions between you and related parties that are required to be disclosed under Section 404(a) of Regulation S-K. Also, please discuss the manner in which the audit committee reviews, approves, or ratifies related party transactions based upon the specific facts and circumstances presented, as required by Item 404(b) of Regulation S-K. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

Response

As requested, in future filings, we will revise our disclosure regarding our policy regarding transactions with affiliates as follows:

Susser Holdings Corporation

December 15, 2009

“Our audit committee’s written charter requires the audit committee to review, discuss with management and the independent auditor and approve any transactions or courses of dealings with related parties, including our significant shareholders, directors (or director nominees), corporate officers or other members of senior management and their family members, that are significant in size or involve terms or other considerations that differ from those that would likely be negotiated with independent parties. Our Code of Business Conduct and Ethics, in turn, requires that all potential conflicts of interest (including related party transactions) be disclosed to our General Counsel. If our General Counsel is notified of a proposed transaction of anything more than nominal value or significance that would, directly or indirectly, benefit one or more related parties, our Audit Committee is notified of the potential related party transaction. If any member of the Audit Committee has an interest in the proposed transaction, that member is required to recuse himself for consideration and approval. Such transactions are approved only in the event that the Audit Committee concludes that the transaction is in our best interest and on terms no less favorable to us than those available in an arms-length transaction.”

Pursuant to the responses included herein regarding the above referenced filings, the company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have additional questions or if you require further clarification of our responses above. I can be reached at (361) 693-3743 or msullivan@susser.com.

Sincerely,

/s/ Mary E. Sullivan

Mary E. Sullivan

Executive Vice President and Chief Financial Officer

Susser Holdings Corporation

cc:	Mr. Sam L. Susser, Chief Executive Officer
Ms. Lisa Friel, Ernst & Young LLP
Mr. Rod Miller, Weil, Gotshal & Manges LLP